Exhibit 99.1

CUTRALE-SAFRA PROPOSAL TO ACQUIRE CHIQUITA BRANDS INTERNATIONAL: MATERIALS FOR CONSIDERATION AUGUST 2014

INTRODUCTION Cutrale and Safra (“Cutrale-Safra”) reaffirm the attractiveness of their $13.00 per share all-cash proposal to acquire Chiquita Brands International, Inc. (“CQB” or “Chiquita”) In engaging with Cutrale-Safra, Chiquita shareholders and the Chiquita Board do not risk losing the Fyffes transaction if FOR ANY REASON we do not come to terms on a transaction which they would support The merger agreement is drafted to allow the Chiquita Board significant leeway to negotiate with another party upon receipt of a Chiquita Alternative Proposal Cutrale-Safra have heard from many of CQB’s shareholders since having made their proposal on 8/11/14 and are confident the best interests of CQB’s shareholders are served by engaging with Cutrale-Safra THERE IS NO GOOD REASON FOR THE CHIQUITA BOARD NOT TO ENGAGE WITH CUTRALE-SAFRA 1

THE CUTRALE-SAFRA PROPOSAL IS UNQUESTIONABLY SUPERIOR AND PRESERVES CHIQUITA SHAREHOLDERS' OPTIONALITY

1. **Cash certain, highly compelling premium and record high multiple**: The Cutrale-Safra proposal is all cash and represents a 29% premium to CQB's unaffected closing price[(1)]. At 11.8x, the proposal offers Chiquita shareholders a record high multiple of LTM CQB EBITDA. We can close in similar timeframe as the proposed Fyffes combination with more value certainty and less closing/regulatory risk

2. **No risk**: There is no risk, only upside, for Chiquita shareholders to the Chiquita Board engaging with Cutrale-Safra. The Chiquita Board can adjourn the meeting long enough to determine if a successful deal with Cutrale-Safra can be concluded. **If for any reason a deal is not concluded between the Chiquita Board and Cutrale-Safra, Chiquita shareholders will have an opportunity at the resumed special meeting to vote down or proceed with the proposed Fyffes combination**

3. **Unquestionably superior to the proposed Fyffes combination**: Sophisticated, institutional investors have had five active trading months, volume of almost 50 million shares traded and 636 pages of company-provided combined results, combined projections and transaction details to arrive at a per-share value of $10.06 per share of ChiquitaFyffes, a 7% DISCOUNT to the price of a CQB share prior to announcement of the deal. This discount reflects investors' view of the financial realities of this strategically misguided, highly risky combination and the value-squandering exchange ratio which gave Fyffes shareholders a 45-67% premium[(2)] AND operating control

4. **Proposed Fyffes combination dilutes Chiquita production capabilities and creates shareholder risk**: Proposed Fyffes combination adds risk and significantly reduces Chiquita's pricing power: Fyffes is an always-vulnerable middleman (that's why it has always traded at a discount) run by a lawyer with no material merger/integration experience. The combination drastically dilutes each shareholder's interest in Chiquita's production which likely will result in significantly increased sourcing costs, reduced prices from retailers and continued stock price decline

5. **Chiquita's proven record of value destruction**: Cutrale-Safra is a natural owner of the business, and is now able to table a highly compelling proposal. After years of missed earnings and strategic blunders (e.g., Fresh Express), Chiquita's Board should not be allowed to destroy additional value by passing up our proposal

(1) As of 8/8/14.
(2) Based on standalone Fyffes DCF value and allocated share of combined company DCF value (including synergies) as per Goldman, Sachs & Co. analysis presented in Chiquita definitive proxy dated 8/6/14 which reflects Chiquita's management projections for Fyffes' EBITDA. Analysis further also reflects Fyffes' management projections for Fyffes' EBITDA including the impact of USD/EUR at 8/22/14 spot rate of $1.32.

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CHIQUITA SHAREHOLDERS SHOULD: Vote the GOLD card to have the opportunity to realize unquestionably superior value for your Chiquita shares Vote AGAINST the Fyffes transaction proposal and the related Fyffes proposals Vote FOR an adjournment proposal Cutrale-Safra intends to make at the Special Meeting if the Chiquita Board publicly announces on or prior to September 17 that it will engage with us 3

1. Cash certain, highly compelling premium and record high multiple 4

$13.00 PER SHARE IS AN UNQUESTIONABLY SUPERIOR AND COMPELLING PRICE FOR CHIQUITA ON A STANDALONE BASIS 1 $10.84: Unaffected price prior to announcement of Fyffes combination (3/7/14) 2 $10.06: Unaffected price prior to announcement of Cutrale-Safra proposal (8/8/14) $13.00 $6.89 $10.51 $10.04 $13.35 $9.77 $10.10 $10.35 1 2 Offer Price per share PV future stock price - low PV future stock price - high DCF analysis - low DCF analysis - high Average 1 week Average 1 month Average 3 months Present value of Chiquita future stock price analysis Chiquita discounted cash flow analysis Opinion of Goldman, Sachs & Co. Financial Advisor to Chiquita(1) Chiquita market valuations (stock prices) Source: FactSet as of August 22, 2014; Management forecasts from the Chiquita definitive proxy dated August 6, 2014. Note: Average prices reflect periods ended August 8, 2014. (1) Consent to include this information was neither sought nor needed. 5

$13.00 PER SHARE REPRESENTS AN ATTRACTIVE PREMIUM COMPARED TO OTHER PUBLIC PRECEDENTS Parameters Time period: January 1, 1999 - today Transaction size / consideration: $750 mm - $1.5 bn / all-cash Total transactions screened(1): 331 PREMIUM VS. UNAFFECTED PRICE Cutrale- Safra Proposal 29.2% 14.0% 25th Percentile  23.9% Median  37.9% 75th Percentile  Premium Source:Public filings; SDC; Bloomberg; Wall Street research; FactSet. (1) Excludes transactions completed at discount to 1 day prior to announcement date. 6

THE CUTRALE-SAFRA PROPOSAL PROVIDES A RECORD HIGH MULTIPLE The Cutrale-Safra proposal has the highest comparable transaction multiple for an acquisition of this scale in the fresh produce sector The Cutrale-Safra proposal provides an 11.8x multiple of Chiquita’s last twelve months reported Adjusted EBITDA, a far superior value compared to Chiquita’s historical trading multiples CUTRALE-SAFRA SUPERIOR PROPOSAL ENTERPRISE VALUE/LTM ADJUSTED EBITDA COMPARED TO IDENTIFIED COMPARABLE TRANSACTIONS USED IN CHIQUITA DEFINITIVE PROXY 11.8x 10.4x 10.2x 9.8x 9.5x 9.4x 9.4x 9.0x 8.6x 8.2x 8.0x 7.3x 7.2x 6.7x 6.0x Average: 8.8x Cutrale-Safra superior proposal Dole Food / David H. Murdock Bolthouse Farms / Campbell’s Soup Bolthouse Farms / Madison Dearborn Partners Birds Eye Foods / Pinnacle Foods Del Monte – Consumer Products / Del Monte Pacific Fresh Express / Chiquita Dole – Asia Fresh / Itochu Del Monte Foods / KKR, Vestar, Centerview Vitacress Salads / RAR Group Earthbound Farm / WhiteWave Foods J.R. Wood / Dole Food Turners & Growers / BayWa Clement Pappas / Lassonde Industries France Champignon / Bonduelle Source: Company filings; press releases; Bloomberg; SDC; Wall Street research. 7

CUTRALE AND SAFRA GROUP: NATURAL OWNERS OF CHIQUITA Cutrale Group - Global leader in orange juice processing, accounting for over one-third of the $5 billion orange juice market - Global business operations include oranges, apples, peaches, lemons and soybeans - Expertise and experience across fruit and juice value chain: farming, processing, technology, sourcing, distribution, logistics, and marketing - Owns and operates the majority of its production, enabling it to protect its margin from aggressive growers who could otherwise go direct to retailers or price too high - A natural owner of Chiquita that was never contacted by the Chiquita Board during its failed attempt to sell the business Safra Group - Significant financial resources to fully finance the proposal, with assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion  - Group of companies and investments across North and South America, Europe, the Middle East and Asia with proven global track record of extensive business success - Deep, long-term relationships with major market participants Why are Cutrale-Safra making this proposal now? - Following the 7/24/2014 dismissal of the United Self-Defense Forces of Colombia civil suit, a degree of risk and uncertain contingent financial exposure to Chiquita have been lifted - Given Chiquita’s disappointing first quarter results, Cutrale-Safra thought it would be prudent to wait to factor Chiquita’s second quarter earnings into its proposal - Cutrale-Safra observed the large decline in Chiquita’s stock price and recognized investors would be open to an alternative transaction 8

2. Risk-free option to Chiquita shareholders 9

THE CUTRALE-SAFRA PROPOSAL PRESERVES OPTIONALITY FOR CHIQUITA SHAREHOLDERS Chiquita is permitted to adjourn its special meeting if at the time of the special meeting there are insufficient Chiquita shares voting for the Chiquita-Fyffes transaction (Section 3.7(b) of the Chiquita-Fyffes Transaction Agreement) Fyffes does not have the right to terminate the Chiquita-Fyffes Transaction Agreement based on an adjournment of the special meeting (Section 9.1 of the Chiquita-Fyffes Transaction Agreement) The Chiquita special meeting can be adjourned without risking the Chiquita-Fyffes transaction if enough Chiquita shareholders vote AGAINST the proposed Chiquita-Fyffes transaction now IT IS NOT ENOUGH FOR CHIQUITA SHAREHOLDERS TO VOTE “FOR” ADJOURNMENT IF THEY WANT TO PRESERVE OPTIONALITY. SHAREHOLDERS MUST ALSO VOTE “AGAINST” THE CHIQUITA-FYFFES TRANSACTION SO THE SPECIAL MEETING CAN BE ADJOURNED IN ACCORDANCE WITH THE CHIQUITA-FYFFES TRANSACTION AGREEMENT If Cutrale-Safra receives sufficient proxies AGAINST the proposed Chiquita-Fyffes transaction and the Chiquita Board publicly announces on or prior to September 17 that it will engage with Cutrale-Safra, at the Chiquita special meeting on September 17 Cutrale-Safra will, prior to any vote being taken on the proposed Chiquita-Fyffes transaction, make a motion to adjourn the special meeting utilizing its proxies FOR that adjournment proposal Cutrale-Safra will NOT vote its proxies AGAINST the Chiquita-Fyffes transaction at the special meeting on September 17 IF the Cutrale-Safra adjournment proposal is passed 10

THE CUTRALE-SAFRA PROPOSAL PRESERVES OPTIONALITY FOR CHIQUITA SHAREHOLDERS If the Cutrale-Safra adjournment proposal is passed and the special meeting to vote on the proposed Chiquita-Fyffes transaction is adjourned to a later date, the Chiquita board would have the ability (subject to compliance with the Chiquita-Fyffes Transaction Agreement) to engage with Cutrale-Safra to negotiate a deal and provide Cutrale-Safra with due diligence. During this time, Fyffes would NOT have the right to terminate the Chiquita-Fyffes Transaction Agreement Chiquita can terminate the Chiquita-Fyffes Transaction Agreement to enter into a Chiquita Superior Proposal (Section 9.1(a)(ix) of the Chiquita-Fyffes Transaction Agreement) If no agreement between Chiquita and Cutrale-Safra is reached by the time of the resumed special meeting, the Chiquita shareholders will have the opportunity to decide at the resumed special meeting whether to vote down or, if they wish, go ahead with the Chiquita-Fyffes transaction by granting new proxies FOR the Chiquita-Fyffes transaction Adjournment is in the best interest of shareholders: - Opportunity to vote in a more informed manner: If the meeting is adjourned, Chiquita shareholders will gain valuable additional information for when they vote at the resumed special meeting, including whether: - (i) Cutrale-Safra and the Chiquita Board have come to an agreement to enter into a transaction; - (ii) in the proposed Fyffes combination, regulatory clearance from the European Commission has been obtained (decision currently expected September 19th after the meeting) - Risk-free optionality: By voting as described above, Chiquita shareholders do not risk the Fyffes deal so long as the Chiquita Board engages with Cutrale-Safra. The merger agreement is drafted to allow the Chiquita Board significant leeway to negotiate with another party with a Chiquita Alternative Proposal 11

3. Unquestionably superior to the proposed Fyffes combination 12

CUTRALE-SAFRA PROPOSAL PROVIDES A SIGNIFICANT PREMIUM TO THE MARKET VALUE OF THE PROPOSED FYFFES COMBINATION Trading price affected by Chiquita/Fyffes proposal Trading price affected by Cutrale-Safra proposal Cutrale-Safra proposal of $13.00 per share in cash 4/29/2014: Market reacts negatively to new disclosure in first proxy filing. Cutrale-Safra launch all-cash offer with 29% premium  8/8/2014: Day prior to Cutrale-Safra proposal $10.06 Mar-14 Apr-14 May-14 Jun-14 Jul-14 Aug-14 $9.00 $10.00 $11.00 $12.00 $13.00 $14.00 $15.00 Chiquita’s stock price has lagged peers and the market, in particular since the April 29th proxy filing 3/7/2014 - 8/8/2014 4/29/2014 - 8/8/2014 Chiquita (7.2%) (13.0%) Fresh Del Monte 13.5% 7.0% S&P 500 2.9% 2.8% Source:FactSet as of August 22, 2014. Note: Reflects closing prices of CQB common stock. 13

$13.00 PER SHARE PROPOSAL IMPLIES AN ATTRACTIVE PREMIUM VS. PROPOSED FYFFES COMBINATION 1 $10.84: Unaffected price prior to Fyffes combination (3/7/14) 2 $10.06: Unaffected price prior to Cutrale-Safra proposal (8/8/14) VARYING OUTLOOKS FOR FYFFES (in millions) 2014 2015 2016 Chiquita’s Fyffes proj. EBITDA ($) 55 58 60 Fyffe’s Fyffes proj. EBITDA (€) 38 39 41 Exchange rate 1.32 1.32 1.32 Fyffes Fyffes proj. EBITDA ($) 50 51 54 % excess Chiquita over Fyffes 10% 13% 11% 1 2 $13.00 $9.96 $11.42 $11.27 $13.92 $9.62 $11.08 $10.95 $13.53 Cutrale-Safra Proposal Low High Low High Low High Low High Present value of ChiquitaFyffes future stock price analysis Pro forma ChiquitaFyffes discounted cash flow analysis Present value of ChiquitaFyffes future stock price analysis Pro forma ChiquitaFyffes discounted cash flow analysis Opinion of Goldman, Sachs & Co. Financial Advisor to Chiquita(1) Illustrative Analysis Using Fyffes Projections for Fyffes Source: FactSet as of August 22, 2014. Note: Fyffes EBITDA projections converted to USD/EUR at 8/22/14 spot rate of $1.32. (1) Chiquita definitive proxy dated August 6, 2014. Consent to include this information was neither sought nor needed. 14

A CLOSER LOOK AT THE PREMIUM PAID TO FYFFES

ILLUSTRATIVE ANALYSIS AS PER GOLDMAN SACHS FAIRNESS OPINION (1)

(US$ in millions)

	Low	High
Illustrative Chiquita DCF value indications	$491	$653
Illustrative Fyffes DCF value indications	367	424
Total synergies value indications	222	254
Total combined DCF indicated equity value	**$1,080**	**$1,331**
Chiquita ownership	50.7%	50.7%
Implied equity value to Chiquita	548	675
Premium to standalone DCF value	*12%*	*3%*
Fyffes ownership	49.3%	49.3%
Implied equity value to Fyffes	532	656
Premium to standalone DCF value	*45%*	*55%*

ILLUSTRATIVE ANALYSIS USING FYFFES PROJECTIONS FOR FYFFES(2)

(US$ in millions)

	Low	High
Illustrative Chiquita DCF value indications	$491	$653
Illustrative Fyffes DCF value indications	328	379
Total synergies value indications	222	254
Total combined DCF indicated equity value	**$1,041**	**$1,286**
Chiquita ownership	50.7%	50.7%
Implied equity value to Chiquita	528	652
Premium to standalone DCF value	*7%*	*(0%)*
Fyffes ownership	49.3%	49.3%
Implied equity value to Fyffes	513	634
Premium to standalone DCF value	*56%*	*67%*

Source: Chiquita definitive proxy dated August 6, 2014, FactSet.
(1) Exchange rate of $1.39 as of 3/7/2014.
(2) Exchange rate of $1.32 as of 8/22/14.

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CHIQUITA'S BOARD TO PAY A PREMIUM AND CEDE CONTROL?

RELATIVE EQUITY VALUES UNDERMINE AGREED-UPON OWNERSHIP OF CHIQUITAFYFFES

(amounts in millions except per share amount)

	Share price		Fyffes premium	Equity value			Ownership	
	Chiquita	Fyffes	to pre-announce	Chiquita	Fyffes	Pro forma	Chiquita	Fyffes
Relative ownership "at market" as of 3/7/14	$10.84	€0.89	0%	$530	$383	$913	58.0%	42.0%
Relative ownership as-agreed upon as of 3/7/14	$10.84	€1.22	37%	$530	$516	$1,046	50.7%	49.3%

WHY DID CHIQUITA'S BOARD IGNORE ITS OWN TRADING MULTIPLE PREMIUM VS. FYFFES?

($ in millions)

	Chiquita	Fyffes	Combined	Implied Multiple[1]	Revenue / EBITDA Contribution		Implied Equity Contribution		Implied Exchange Ratio	Chiquita Ownership
					Chiquita	Fyffes	Chiquita	Fyffes		
Revenue										
FY2013E	$3,057	$1,160	$4,217	0.4x	72.5%	27.5%	53.7%	46.3%	0.139x	53.7%
FY2014E	3225	1148	4373	0.3x	73.7%	26.3%	55.8%	44.2%	0.128x	55.8%
FY2015E	3317	1183	4499	0.3x	73.7%	26.3%	55.8%	44.2%	0.128x	55.7%
Chiquita Management forecasts for Fyffes EBITDA [2]										
EBITDA										
FY2013E	$118	$56	$174	8.7x	67.7%	32.3%	45.6%	54.4%	0.191x	45.8%
FY2014E	144	55	199	7.6x	72.4%	27.6%	53.6%	46.4%	0.140x	53.6%
FY2015E	160	58	217	7.0x	73.5%	26.5%	55.4%	44.6%	0.130x	55.3%
Fyffes Management forecasts for Fyffes EBITDA [3]										
EBITDA										
FY2014E	$144	$50	$194	7.8x	74.2%	25.8%	56.5%	43.5%	0.124x	56.5%
FY2015E	160	51	211	7.2x	75.7%	24.3%	59.0%	41.0%	0.112x	59.0%

Source: Chiquita definitive proxy dated August 6, 2014.
(1) Based on enterprise value as per Goldman Sachs & Co. analysis presented in Chiquita definitive proxy dated 8/6/14.
(2) Exchange rate of $1.39 as of 3/7/2014.
(3) Exchange rate of $1.32 as of 8/22/14.

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A FAULTY SALE PROCESS DESTRUCTIVE TO SHAREHOLDER VALUE

- Chiquita's Board proposes to pay Fyffes shareholders a significant premium to allow Fyffes management to manage the combined business
  - Market reaction demonstrates investors believe Fyffes received a bargain
- **Neither Cutrale nor Safra was ever contacted** by the Chiquita Board during its review of strategic alternatives for the business, despite being a natural owner of Chiquita
- Should the proposed Fyffes transaction proceed, **3 of 13 directors (23%) would be insiders**, as compared with an S&P 500 average of 15%
- As currently contemplated, David McCann could receive more compensation in his first year as ChiquitaFyffes CEO than in his last three years as Fyffes CEO and Chairman combined

SIGNIFICANT INSIDER REPRESENTATION ON BOARD

Exec. Mgmt.

Name	Position	Company
Edward F. Lonergan	Chairman	Chiquita
David McCann	CEO	Fyffes
Tom Murphy	CFO	Fyffes
Coen Bos	COO, Fresh Fruit	Fyffes
Brian Kocher	COO, Salads	Chiquita
Kevin Holland	CAO	Chiquita
James Thompson	CLO	Chiquita
Manuel Rodriguez	CRO	Chiquita

Board of Directors

Name	Position	Company
Ed Lonergan*	Chairman	Chiquita
Kerrii Anderson	Director	Chiquita
Howard Barker	Director	Chiquita
Jeffrey Simmons	Director	Chiquita
Steven Stanbrook	Director	Chiquita
Ronald Waters	Director	Chiquita
David McCann*	Director	Fyffes
Tom Murphy*	Director	Fyffes
Declan McCourt	Director	Fyffes
James O'Dwyer	Director	Fyffes
Jim O'Hara	Director	Fyffes
Robert Johnston	Director	Fyffes
TBD	Director	Independent

* signifies insider

MCCANN'S COMPENSATION IN 2016 COULD BE AS MUCH AS 5X HIS 2013 COMPENSATION

	Fyffes CEO and Chairman			Maximum Award as ChiquitaFyffes CEO	
($ in thousands)	2011	2012	2013	2015	2016
Salary or fees	$881	$898	$957	$1,000	$1,000
Performance bonus	291	448	478	2,250	2,250
Other benefits	27	28	29		
Short term incentive plan	220	153	323		
Long-term performance-based award				1,750	1,750
Performance-based transition equity award					3,500
Total compensation	**$1,419**	**$1,527**	**$1,787**	**$5,000**	**$8,500**

Source: Chiquita definitive proxy dated August 6, 2014; Fyffes 2013 Annual Report.
Note: Euro-denominated awards converted to USD/EUR at spot rate corresponding to the end of the year in which awarded.

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4. Proposed Fyffes combination dilutes Chiquita production capability, concentrates sales in harder markets and otherwise creates shareholder risk 18

PROPOSED FYFFES COMBINATION DILUTES CHIQUITA PRODUCTION CAPABILITY, CONCENTRATES SALES IN HARDER MARKETS AND OTHERWISE CREATES SHAREHOLDER RISK  CHIQUITA HISTORICALLY HAS TRADED AT A PREMIUM MULTIPLE VS. FYFFES, BUT THEIR COMBINATION WOULD ERODE THIS ADVANTAGE QUICKLY  1 Dilution of Chiquita production capability Multinational players have lost market share over the last decades, corresponding to a loss of shareholder value Land ownership is critical, as it creates pricing power vis-à-vis both growers and retailers Fyffes is a broker/middleman: its relative lack of land ownership is reflected in its lower multiple versus peers 2 By doubling up in Europe, a combination with Fyffes would expose Chiquita shareholders to a more volatile market 3 The proposed combination with Fyffes presents numerous other risks: integration, synergy realization, inversion and regulatory 4 ChiquitaFyffes is a far less attractive sale candidate than Chiquita standalone, and likely not saleable. Chiquita was shopped, Cutrale-Safra is the only bidder that has emerged, and we would have no interest in the Fyffes operations. 19

MARKET SHARE DRIVES SHAREHOLDER VALUE Multinational trading companies, and in particular the three largest banana traders (Chiquita, Dole and Fresh Del Monte), have historically played a major role in the international banana trade Their influence over the banana trade has diminished since they divested large parts of owned plantations from 1980s due to legal, political and economic issues Major supermarket chains have since taken market share by going directly to smaller wholesalers or growers further facilitated by commoditized logistics The top three companies controlled almost two thirds (65%) of global banana exports in the 1980s, in 2013 it was slightly over one third  CHIQUITA AVERAGE SHARE PRICE VS. MARKET SHARE Others Noboa Fyffes Dole Fresh Del Monte Chiquita Increasing direct land ownership mitigates the risk and protects long-term value 10.0% 11.0% 12.0% 13.0% 14.0% 15.0% 16.0% 17.0% 18.0% 19.0% $0.0 $4.0 $8.0 $12.0 $16.0 $20.0 2006 2007 2008 2009 2010 2011 2012 2013 Average Share Price Chiquita Market Share MARKET SHARE DEVELOPMENT IN BANANA EXPORTS 30% 56% 8% 2% 4% 6% 16% 20% 11% 12% 22% 13% 58% 38% 2002 2013 Others Noboa Fyffes Dole Fresh Del Monte Chiquita Chiquita has lost significant value in tandem with market share, due to increased competition from new entrants. Chiquita itself has stated: - “In addition to direct competition with other industry participants, Chiquita is facing new competition from a few major retailers that have begun to purchase a portion of their fruit directly from independent growers, or to contract directly for transportation of tropical fruit products. An increased commitment by retailers to manage their own supply chain could change industry dynamics in ways that reduce Chiquita’s revenues and profitability.” - Chiquita 2013 Annual Report. Increasing direct land ownership mitigates the risk and protects long-term value Source: The Changing Role Of Multinational Companies In The Global Banana Trade, Food And Agriculture Organization Of The United Nations, 2014; Bloomberg; Company Filings. 20

LAND OWNERSHIP IS A KEY COMPONENT OF BANANA VALUATION  EV / EBITDA(1): 5.8x 4.5x  Owned Production 38% Sourced 62% Sourced 100%  ChiquitaFyffes Owned Production 23% Sourced 77%  6.4x 6.4x(1) Sourced 59% Owned Production 41% Sourced 53% Owned Production 47% Chiquita’s major competitors have varying degree of land and sourcing ownership in the Banana business but, with the exception of Fyffes, all own a significant portion of their production On Chiquita’s Q4 2013 earnings conference call, its COO stated that: “I think we have been clear that over the course of the last 18 months that we would be willing to increase the percentage of our owned production.” Dole has stated as a key element of its strategy was “Increasing our percent of owned production, particularly in bananas, pineapples and selected berries” The fact that Fyffes gave away market share when it sold most of its land assets is one of the main reasons that Fyffes trades at a discount to peers on an unaffected basis CHIQUITA SHAREHOLDERS WOULD BE MAKING AN EXISTING PROBLEM WORSE BY SUPPORTING THE FYFFES COMBINATION Source: Cutrale-Safra estimates and Company Filings. Note: Production owned includes production on farms that are controlled by the company. (1) 5-year average Enterprise Value / NTM EBITDA per FactSet for the period ended 03/07/2014, the trading day prior to the Fyffes combination announcement. For Dole, represents period from IPO (10/23/2009) to the trading day prior to announcement of David Murdock’s offer (June 10, 2013). 21

1 FYFFES IS DISADVANTAGED AS A MIDDLEMAN, AS REFLECTED IN ITS TRADING MULTIPLE

- **Fyffes used to own plantations in Jamaica, Belize and the Windward Islands, but withdrew from most banana production and switched to purchasing its bananas through contracts with producers, becoming a middleman**

- **Since that time, Fyffes has been much more exposed to the whims of the market and the power of growers and supermarkets to dictate price or circumvent it completely**

- **The ability to resist the pricing power of large retailers is a major issue for Fyffes as stated in its annual report:**

  – "Key operational risks: The principal risks and uncertainties the Group faces . . . include, in particular, the challenge of passing on inflationary increases in supply chain costs to the Group's customers, particularly the retail sector."

FYFFES HISTORICALLY HAS TRADED AT A DISCOUNT TO FRESH PRODUCE PEERS

	Average EV / NTM EBITDA Multiple		
	5-year	**3-year**	**1-year**
Chiquita	**5.8x**	**6.1x**	**6.5x**
Fyffes	4.5x	4.6x	5.8x
Fresh Del Monte	6.4x	6.7x	7.4x
Dole[(1)]	6.4x	6.6x	7.1x

Source: FactSet; Fyffes Annual Report 2013.
(1) Represents period from IPO (10/23/09) to the trading day prior to announcement of David Murdock's offer to acquire Dole (6/10/13).

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2 EXPOSURE TO EUROPEAN VOLATILITY The North American market provides more stable and predictable revenue compared to the European markets as Chiquita points out: - “In North America, we most often sell bananas and related services under one-year contracts to national and regional grocery retailers. These contracts typically have fixed per-box base prices, and also include variable surcharges based on fuel indices that are intended to recover changes in transportation and other fuel-based costs.” - “In Europe and the Mediterranean, our customers are also large grocery retailers, ripeners and wholesalers. These customers typically seek annual or multi-year arrangements with pricing that is flexible, depending on market conditions. Bananas and other produce are typically sold on the basis of weekly price quotes, which fluctuate significantly due to supply conditions, seasonal trends of consumer demand, transportation costs, currency exchange rates, competitive dynamics and other factors.” According to Dole, “over 90% of . . . total retail banana volume in North America is sold under contract. The contracts are typically one year in duration and help to insulate . . . from fluctuations in the banana spot market” With the Fyffes Combination, Chiquita shareholders will be further exposed to these more volatile markets Geography 2013A Revenue ($ in millions) Chiquita Other International 11% Europe 29% US 61% $3,057   Fyffes US 19% Europe 81% $1,502(1)   Combined Other International 7% US 47% Europe 46% $4,559(1) Source: Chiquita 2013 Annual Report; Dole 2013 Annual report; Company filings. (1) Includes share of revenue of Fyffes JV’s of $342 million. 23

3 Fyffes Combination: Major Risks for Chiquita Shareholders The Fyffes combination carries substantial inherent risks, none of which are applicable to the Cutrale-Safra proposal. The most apparent risks include: - Integration risk - Fyffes has shown no evidence of the ability to integrate substantial acquisitions, let alone a company double its current size - Chiquita has a track record of challenges in integrating acquisitions - Inversion risk - The Stop Corporate Inversions Act of 2014, if passed, could have an adverse effect on the Fyffes combination - The U.S. Treasury Department is actively reviewing a broad range of actions, including meaningfully reducing the tax benefits after inversions take place NONE OF THESE RISKS APPLY TO CUTRALE-SAFRA PROPOSAL 24

5. Chiquita’s proven record of value destruction 25

MEANINGFUL DECLINE IN SHAREHOLDER VALUE CHIQUITA’S STOCK PRICE HAS UNDERPERFORMED RELATIVE TO PEERS Total shareholder return (8/8/2004-8/8/2014) Chiquita (47%) Dole Foods(1) 16% Fresh Del Monte 39% ~47% decline in shareholder value before Cutrale-Safra offer Aug-04 Jan-06 Jun-07 Dec-08 May-10 Oct-11 Mar-13 Aug-14 $0.00 $5.00 $10.00 $15.00 $20.00 $25.00 $30.00 $35.00 Announced Fresh Express Acquisition 2/23/05 Durk Jager resigns from Board of Directors citing loss of confidence in CQB management team 11/19/10 Proposed Fyffes combination announced 3/10/14 Cutrale-Safra proposal submitted to Board 8/11/14 Source: FactSet as of 8/22/14. (1) Represents stock price performance from IPO (10/23/2009) to trading day prior to announcement of David Murdock’s offer (June 10, 2013). 26

TRACK RECORD OF POOR STRATEGIC DECISIONS “The Company faces declining revenues, deteriorating profits, and a severe drop in its stock price. I have lost the confidence that we have the strategies and plans that can reverse this situation. Chiquita also lacks the capabilities to address basic operational requirements for a sound business..” - Durk Jager, upon resignation from the Chiquita Board of Directors November 19, 2010 The Fresh Express acquisition is another example of Chiquita’s poor track record of strategic decisions that have destroyed shareholder value Fresh Express’ sales and profits have declined meaningfully under Chiquita’s ownership Acquired in 2005 for $855 million, Fresh Express has already taken $555 million of impairment charges Until as recently as this year, Chiquita has claimed that by 2015, their Salads segment would achieve operating margins of 7% to 8% (1) Corporate expenses allocated pro rata based on sales. (2) Source: Bloomberg, 8/23/2012.  “This is the most important strategic and transformational move this company has made in decades.” - Fernando Aguirre, Former Chiquita CEO February 23, 2005  Fresh Express sales and EBIT margins continue to disappoint(1) ($ in millions) $1,136 $1,028 $953 $953 $967 2.8% 3.8% (1.0%) (2.2%) (2.3%) 2009 2010 2011 2012 2013 “Buying Fresh Express hasn’t introduced any stability into their earnings stream It levered up the balance sheet, it worsened the company.” - Heather Jones, Equity Research Analyst, BB&T Capital Markets(2) August 23, 2012 27

CHIQUITA HAS A POOR TRACK RECORD ON DELIVERING ON WALL STREET EXPECTATIONS WALL STREET EBITDA ESTIMATES VERSUS ACTUAL ($ in millions) Actual 31% below consensus $207 $195 $138 2011 Actual 54% below consensus $145 $156 $70 2012 Actual 27% below consensus $154 $171 $118 2013 Janney Montgomery Scott BB&T Capital Markets Actual Note: Estimates as of one year prior to annual earnings release. Source: Company filings; Bloomberg; Wall Street research. 28

Conclusion 29

THE CUTRALE-SAFRA PROPOSAL IS UNQUESTIONABLY SUPERIOR AND PRESERVES CHIQUITA SHAREHOLDERS’ OPTIONALITY 1 Cash certain, highly compelling premium and record high multiple for the sector 2 Risk-free option to Chiquita shareholders if Chiquita engages with us 3 Unquestionably superior to the proposed Fyffes combination 4 Proposed Fyffes combination dilutes Chiquita’s production capability and creates shareholder risk 5 Chiquita’s proven record of value destruction 30

IMPORTANT DISCLOSURE INFORMATION Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD (“Burlingtown”), and an affiliate of the Safra Group, Erichton Investments Ltd. (“Erichton” and, together with Burlingtown and Cavendish, “Cutrale-Safra”), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission (“SEC”), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a preliminary proxy statement that was filed with the SEC on August 15, 2014, as it may be amended from time to time (the “Cutrale-Safra Proxy”).  Investors are urged to read the Cutrale-Safra Proxy which is available now, and the definitive proxy statement and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501Madison Avenue, 20th Floor, New York, New York 10022. 31